Morgan, Lewis & Bockius LLP 1111 Pennsylvania Avenue, NW Washington, DC 20004 Tel. +1.202.739.3000 Fax: +1.202.739.3001 www.morganlewis.com

David A. Sirignano Partner +1.202.739.5420 david.sirignano@morganlewis.com

January 26, 2022

VIA EDGAR AS CORRESPONDENCE

David Lin, Esq.

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Osprey Bitcoin Trust
Amendment No. 1 to Registration Statement on Form 10-12G
Filed September 13, 2021
File No. 000-56307

Dear Mr. Lin:

On behalf of Osprey Bitcoin Trust, a Delaware statutory trust (the “Trust”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated November 29, 2021 (the “Comment Letter”), relating to the above-referenced filing of the Trust’s Registration Statement on Form 10-12G (the “Form 10-12G”). The Trust is also filing concurrently herewith Amendment No. 2 to the Form 10-12G (“Amendment No. 2”) with this response letter.

Set forth below are the Trust’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Trust. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter. References to page numbers in the responses below are to the applicable pages of Exhibit 99.1 to Amendment No. 2 (the “Information Statement”). Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 2 and the Information Statement.

Amendment No. 1 to Registration Statement on Form 10-12G

Cover Page

David Lin, Esq.

January 26, 2022

1.	We note your response to our prior comment 2. Please revise the discussions on the cover page and summary that discuss the differences between an investment in your Units and a direct investment in bitcoin to also:
•	Explicitly state that a purchase of these units is only an indirect investment in bitcoin and
•	Mention as one of the differences the fact that the Units trade at a substantial premium over, or substantial discount to, the NAV per Unit.

Response: We have revised the Information Statement as requested. Please see the discussion on the cover page and summary of the Information Statement.

2.	We note your response to our prior comment 51. Please revise the second paragraph of the cover page to plainly state that to date the Trust has not met its investment objective, and briefly provide quantitative disclosure explaining this, such as you provide in the third and fourth sentences of the first paragraph on page 50. Provide similar disclosure in the discussion of your investment objective in the Key Operating Metrics section and on page 3 of the Summary.

Response: We have incorporated the requested clarification. Please see discussion on the cover page of the Information Statement.

Opening Page, page i

3.	We note disclosure on numerous pages in the filing that the investment objective of the Trust is measured by reference to Coin Metrics CMBI Bitcoin Index. We also note disclosure on page 21 that Coinbase Pro is the basis for evaluating whether the Trust is achieving its investment objective. Please revise to clarify the measurement basis of the Trust’s investment objective.

Response: We have revised the Information Statement as requested. Please see the discussion on page 55 of the Information Statement.

Key Operating Metrics, page 1

4.	Please refer to comment 8. We note you deleted the reference to the use of a non-GAAP methodology in your revised disclosures. However, you continue to include disclosure on page 2 that Bitcoin Holdings and Bitcoin Holdings per Unit are not measures calculated in accordance with GAAP. Please revise to more clearly explain why these measures are not calculated in accordance with GAAP. To the extent you have non-GAAP financial measures, please revise to disclose the information required by Item 10(e) of Regulation

David Lin, Esq.

January 26, 2022

S-K. Additionally, please revise to ensure your disclosure throughout the filing clearly distinguishes if a fair value metric is GAAP or non-GAAP measure.

Response: We have made changes throughout the Information Statement to eliminate any reference to “Bitcoin Holdings” and “Bitcoin Holdings per Unit” as a measure of valuation or performance of the Trust assets or the Units. Instead, the only dollar valuation referred to is “Net Asset Value” and “Net Asset Value per Unit.” The terms “Bitcoin Holdings” and “Bitcoin Holdings per Unit” are used only to describe of the aggregate number of Bitcoin held by the Trust and the amount of Bitcoin represented by each Unit and are not assigned a dollar value. Those terms do not measure performance or valuation and therefore are no longer referred to as non-GAAP financial measures.

Summary, page 3

5.	We note your response to your prior comment 5 and your disclosure that the Sponsor has general discretion to determine the principal market for purposes of valuing Additional Currency and that the Sponsor will identify the principal market in accordance with GAAP. Please describe what considerations or procedures, if any, the Sponsor will use in identifying the principal market for valuing Additional Currency. In addition, describe what you mean when you say that the Sponsor “will identify the principal market in accordance with GAAP.”

Response: We have revised the Information Statement as requested. Please see the discussion on page 5 of the Information Statement.

Risk Factors, page 7

6.	Please add a separately captioned risk factor addressing the fact that, as you state on page 59, officers of the Sponsor may take positions in their personal trading accounts which are opposite of the positions taken for the Trust.

Response: We have revised the Information Statement as requested. Please see the discussion on page 32 of the Information Statement.

The value of the Units relates directly to the value of Bitcoins, the value of which may be highly volatile and subject to fluctuations, page 15

7.	We note your response to our prior comment 11. Please revise this risk factor to also quantitatively disclose historic declines in the price of bitcoin such as from the December 2017 high to the December 2018 low and the price decline from May 7, 2021 to May 28,

David Lin, Esq.

January 26, 2022

2021. In addition, tell us the source of your definitions of low, medium, and high volatility, and tell us whether these definitions reflect the consensus of the financial industry.

Response: We have revised the Information Statement as requested. Please see the discussion on page 14 of the Information Statement.

The security of our Bitcoin Holdings cannot be assured, page 22

8.	We note your response to our prior comment 15. Please disclose examples of how an action taken by the Custodian that may be necessary or advisable to secure the digital assets or accounts of the Trust or enhance the ability of the Custodian’s ability to secure the Trust’s assets, could cause loss.

Response: We have revised the Information Statement as requested. Please see the discussion on page 19 of the Information Statement.

Risk Factors Related to the Regulation of the Trust and the Units, page 27

9.	We note your response to our prior comment 16. While we note that you have disclosed material regulatory risks in separately captioned risk factors, we also note that you have removed disclosure regarding numerous regulatory positions, actions, and publications that were previously disclosed on page 24 through 26 of the information statement filed on July 8, 2021. Please include disclosure regarding these matters in your information statement, as part of appropriate risk factors, or tell us why these matters do not represent material information for investors.

Response: We have revised the Information Statement as requested. Please see the discussion on page 24 of the Information Statement.

Digital assets are not insured or guaranteed by any government or government agency, page 30

10.	We note that the body of this risk factor does not match its heading. Please separate this into two risk factors, one addressing the subject matter currently found in the heading, and one addressing the subject matter currently found in the body.

Response: We have revised the Information Statement as requested. Please see the discussion on pages 20-21 and page 29 of the Information Statement.

Overview of the Bitcoin Industry and Market

Bitcoin Value, page 38

David Lin, Esq.

January 26, 2022

11.	We note your responses to your prior comments 18 and 26 and we reissue. It does not appear that you have provided a materially complete description of the operation of the Index. Please revise to include materially complete descriptions of the methodology utilized by the Index Provider to select a Bitcoin exchange for inclusion in the Index and the methodology used to calculate the index.

Response: We have revised the Information Statement as requested. Please see the discussion on page 39 of the Information Statement.

Bitcoin Exchange Public Market Data, page 39

12.	We note your response to our prior comment 17. Please revise your discussion of the domicile, regulation and legal compliance of the Bitcoin exchanges included in the Index to discuss the extent to which each of the exchanges is in compliance with applicable U.S. federal and state licensing requirements and practices regarding AML and KYC regulations.

Response: We have revised the Information Statement with regard to the applicable AML licensing and regulatory requirements. Please see the discussion on page 38 of the Information Statement. However, the Trust is not in a position to determine the extent to which the exchanges are in compliance with the regulatory requirements, as the exchanges are not affiliated with or managed by the Trust or the Sponsor.

13.	We note your response to our prior comment 19 and revised disclosure that bitflyer’s BTC-USD market was removed and Binance’s BTC-USD market was added to the CMBI Bitcoin Index. Please disclose the reasoning and results related to the Index Provider’s Market Selection Framework, volume analysis and empirical testing of data that led to these decisions.

Response: We have revised the Information Statement as requested. Please see the discussion on page 38 of the Information Statement.

Government Oversight – Regulation of Bitcoin, page 42

14.	We note your response to our prior comment 27. Revise the discussion “Foreign Legal and Regulatory Treatment of Bitcoin” to discuss specific regulatory actions by South Korea, India, and China. In addition, we are unable to locate responsive risk factor disclosure addressing specific regulatory changes or actions in foreign jurisdictions that may have impacted the price of Bitcoin or may impact it in the future. Please advise.

Response: We have revised the Information Statement as requested. Please see the discussion on pages 27 and 41 of the Information Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

David Lin, Esq.

January 26, 2022

15.	Please revise to disclose your critical accounting estimates. Refer to Item 303(b)(3) of Regulation S-K.

Response: We have revised the Information Statement as requested. Please see the discussion on page 46 of the Information Statement.

Review of Financial Results, page 46

16.	Please revise to discuss any material changes in the results of operations for the most recent fiscal quarter and the corresponding fiscal quarter in the preceding fiscal year. Refer to Item 303(b)(2) of Regulation S-K.

Response: We have revised the Information Statement as requested. Please see the discussion on pages 44 and 47 of the Information Statement.

The Sponsor

Index Provider Agreement, page 54

17.	We note your response to our prior comment 25. Revise this section to also state how you currently use the Index. You state here that the agreement governs the Sponsor’s use of the Index for calculation of the value of the Trust’s Bitcoin Holdings; however you state in several places, including on pages 2 and 66 that you relied on the Index to determine the value of your Bitcoin and to determine the Trust’s NAV prior to May 18, 2021, and you indicate in several places, including on page 4, that the Trust currently values its Bitcoins by reference to the Bitcoin Market Price, which is the market price of Bitcoin traded on Coinbase Pro.

Response: We have revised the Information Statement as requested. Please see the discussion on page 55 of the Information Statement.

18.	We note your response to our prior comment 32 and your disclosure that you will notify Unitholders of material changes to Index methodology or composition, upon being notified of such change by the Index Provider, through a filing on the SEC’s EDGAR system. Disclose whether you anticipate this will be through filing a current report.

Response: We have revised the Information Statement as requested. Please see the discussion on page 54 of the Information Statement.

Management of the Sponsor, page 55

David Lin, Esq.

January 26, 2022

19.	Please revise to disclose the specific roles and duties of the Sponsor’s advisory board, as referenced on its website, and identify the board members. Clarify whether the advisory board receives any compensation for its services.

Response: We have revised the Information Statement as requested. Please see the discussion on page 55 of the Information Statement.

The Custodian, page 57

20.	We note your response to our prior comment 37 and reissue in part. Please briefly discuss the experience of Fidelity Digital Asset Services, LLC with respect to acting as a Bitcoin custodian.

Response: We have revised the Information Statement as requested. Please see the discussion on page 57 of the Information Statement.

Conflict of Interest, page 58

21.	On page 59, you disclose that the “Trust no longer trades with Grapefruit Trading LLC” and that “[o]fficers of the Sponsor do not engage in trading Bitcoin with the Trust.” Please disclose whether you have any written policies with respect thereto and describe the material provisions of any such policies. In this regard, we note your disclosure on page 58 that the “Sponsor has not established formal procedures to resolve all potential conflicts of interest.”

Response: We have revised the Information Statement as requested. Please see the discussion on page 59 of the Information Statement.

22.	We note your response to our prior comment 35. Please quantify any significant ownership of Bitcoin or positions therein by the affiliates of the Sponsor.

Response: We have revised the Information Statement to provide additional disclosure regarding Bitcoin ownership by officers, employees and/or affiliates of the Sponsor and the potential conflicts that may arise. Please see the discussion on page 59 of the Information Statement. We respectively assert that disclosure quantifying the personal holdings of, or positions in, Bitcoin by officers, employees and/or affiliates of the Sponsor is not required disclosure.

Principal Unitholders

Issuance of Units, page 61

23.	Please include an illustrative example of the method the Trust uses to determine the number of Units to be issued in connection with each purchase order, quantitatively showing the result for each step on pages 60-61. Assume the purchase was made on the most recent practicable date and is in the amount of initial investment minimum. In addition, in your response to us, explain under what circumstances the Cash Difference could reflect a

David Lin, Esq.

January 26, 2022

material amount of the purchase price, providing an example as necessary, and provide a separately captioned risk factor if the Cash Difference in some instances could reflect a material amount of the purchase price, or tell us why this is not necessary.

Response: We have revised the Information Statement as requested. Please see the discussion on page 62 of the Information Statement. The amount of Cash Difference applied to “Other Earnings” should never be material, as it will always be less than the value of a single unit of the Trust. As such, we do not believe a separately captioned risk factor is necessary.

Description Of The Units

Removal of Transfer Agent Legend, page 62

24.	We note your revised disclosure in response to our prior comment 41 regarding certain representations that are required to be made to counsel as part of the legend removal process. In this regard:
•	Describe the analysis, process and procedures the Sponsor undertakes to make the representation that the Sponsor is aware of no circumstances in which the Unitholder would be considered an underwriter or engaged in the distribution of securities for the Trust;
•	Describe any procedures the Sponsor has in place to ensure that none of the identified selling Unitholders is an affiliate of the Sponsor; and
•	Clarify whether the Unitholders will be required to make any representations or whether they will come solely from the Sponsor.

Response: We have revised the Information Statement as requested. Please see the discussion on page 62 of the Information Statement.

Valuation of Bitcoin and Determination of Bitcoin Holdings, page 66

25.	Please revise your disclosure at the bottom of page 67 to disclose the persons comprising the Pricing Committee and identify the Pricing Committee Chair. Please also briefly discuss the roles and responsibilities of the Pricing Committee and clarify whether they differ from those of the Valuation Committee, which you reference on page 68.

Response: We have revised the Information Statement as requested. Please see the discussion on page 67 of the Information Statement.

26.	Regarding the disclosure in this section:

David Lin, Esq.

January 26, 2022

•	Refer to the first two paragraphs of this section. Revise your description of the methodology for selecting the principal market to describe the methodology in material detail, including any quantifiable criteria;
•	Revise this section to separately discuss the methodologies used to select the market used for determining the Bitcoin Market Price and the market used for determining NAV. If the same market will always be used for determining both the Bitcoin Market Price and NAV, then so state;
•	Disclose here how you will inform investors of changes to the market used for determining the Bitcoin Market Price and NAV;
•	Revise to explain what you mean by “the primary methodology used to determine the Bitcoin Market Price”; and
•	In your discussion of the cascading set of rules used to determine the Bitcoin Market Price if the primary methodology used to determine the Bitcoin Market Price is not an appropriate basis for valuation of the Trust’s bitcoins, explain what you are referring to by the phrases “the applicable assets,” “the value of an asset or liability,” and “the same digital assets.” If you are referring to bitcoin in each of these cases, please so state.

Response: We have revised the Information Statement as requested. Please see the discussion on page 67 of the Information Statement.

Description of the Trust Documents

Description of the Trust Agreement, page 70

27.	We note your revised disclosure in response to our comment 40. As previously requested, please revise to disclose any questions as to enforceability with respect to this provision. Furthermore, noting your disclosure on page 71 that Section 7.4 of the Trust Agreement “does not apply to derivative actions brought in the name of the Trust under the federal securities laws and the rules and regulations thereunder,” please ensure that the provision states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the federal securities laws. Refer to the third and fifth bullets, respectively, in our prior comment 40.

Response: We have revised the Information Statement as requested. Please see the discussion on page 70 of the Information Statement. We are in the process of amending the Trust Agreement in response to the Staff’s request, which amendment is intended to be part of a larger number of amendments to such agreement. We intend the amendments to be implemented during the first quarter of 2022.

Description of the Custodial Services Agreement, page 74

David Lin, Esq.

January 26, 2022

28.	We note your response to our prior comment 47, including your revised disclosure that the “Sponsor relies on the Custodian’s SOC1 audit of internal controls to validate the existence of the Trust’s Bitcoin at the Custodian.” Please revise to describe what a “SOC1 audit” is, what it entails, and how it relates to the Custodian’s audit of internal controls. In addition, add a separately captioned risk factor addressing risks attendant to the fact that the Trust does not have audit or inspection rights under the Custodial Services Agreement.

Response: We have revised the Information Statement as requested. Please see the discussion on page 74 of the Information Statement and a separately captioned risk factor on page 23 of the Information Statement.

Investment Transactions and Revenue Recognition, page F-10

29.	Please revise as needed to ensure your accounting policy related to the calculations of realized gains and losses is accurate.

Response: As disclosed in Note #2 in the Financial Statements for the nine months ended September 30, 2021, realized gains and losses are calculated using the first in first out (FIFO) method, which accurately describes our methodology.

Statements of Changes in Net Assets, page F-20

30.	Please revise the presentation of the changes in net assets from the beginning of the period to the end of the period as disclosed in the second table to more clearly identify the changes. Your current presentation makes it appear that subscriptions represent the entire change in net assets for the periods. For example, separately disclose the change in net assets from capital share transactions and then have a sub-total that presents the total change in net assets from operations and capital share transactions.

Response: The presentation of the changes in net assets has been revised in the Financial Statements for the nine months ended September 30, 2021.

Note 9. Financial Highlights Per Unit Performance, page F-29

31.	Noting that you disclose a net investment loss for the six months ended June 30, 2021 on page F-19 and a net investment loss percentage for the same period in the supplemental data on page F-29, please revise to clarify what the net investment gain of $0.05 for the same period, disclosed on page F-29, represents and why the amount is different than the other disclosed amounts.

David Lin, Esq.

January 26, 2022

Response: The Financial Highlights per unit performance (page F-29) is calculated by using an alternative method. We use a ratio approach which uses the percentage of the actual results on the statement of operations (page F-19) (i.e. (404,453) / (15,019,931) = 2.6%) and apply those percentages to the change in net asset value per unit (page F-29).

We agree that the Trust will not likely have investment income and using the weighted-average approach and using realized gain and losses per share as balancing amounts would result in a more accurate calculation for determining financial highlights. We will correct our calculation with the financial statements for fiscal year ended December 31, 2021 and provide a Note to the financial statements discussing the immaterial correction of an error.

Please note that the total net increase in net assets resulting from operations of $1.92 would not change using any methodology when showing the change in net assets from operations.

Exhibits

32.	We note that your exhibit index includes a footnote that schedules or similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. However, it does not appear that you have filed any exhibits pursuant to Item 601(b)(2) and it is unclear whether you are seeking to comply with Item 601(a)(5) or 601(b)(2) of Regulation S-K. If you are seeking to comply with Item 601(b)(2) and therefore have omitted provisions or terms from schedules, annexes or exhibits to an exhibit, please comply with the marking and disclosure requirements of current Item 601(b)(2). If you are omitting schedules or similar attachments to exhibits in reliance on Item 601(a)(5), please revise your current reference to Item 601(b)(2) to clarify.

Response: We have revised the footnote to clarify that schedules or similar attachments have been omitted pursuant to Item 601(a)(5).

33.	We note that section 11 of your form of subscription agreement filed as exhibit 10.4 contains a binding arbitration provision. Please revise to include in your disclosure:
•	a detailed discussion of this provision, including how it will impact your investors and any material risks arising therefrom
•	any questions as to enforceability under federal and state law
•	whether purchasers of Units in a secondary transaction would be subject to such provision; and
•	whether such provision applies to claims under the federal securities laws, and if so, revise your disclosure and the subscription agreement to state that by agreeing to such

David Lin, Esq.

January 26, 2022

provision, investors will not be deemed to have waived the Trust’s compliance with the federal securities laws and the rules and regulations thereunder.

Please also ensure that such provision in your subscription agreement clarifies its applicability.

Response: We have revised the Information Statement as requested. Please see the discussion on pages 23-24 of the Information Statement.

*  *  *  *  *  *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned by telephone at (202) 739-5420 or via email at david.sirignano@morganlewis.com.

Sincerely,

David A. Sirignano

cc:	Erin E. Martin, Esq.
Laura E. Flores, Esq.